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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

RIMFIRE MINERALS CORPORATION TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

William's Gold Project Update

News Release

PR04-09

April 30, 2004, Vancouver, Canada:  David Caulfield, President and CEO, Rimfire Minerals Corporation announces that the Company has received notice, dated April 30, 2004, that Stikine Gold Corporation ("Stikine") will not be continuing exploration at the William’s Gold Project, and has withdrawn from its option to earn a 70% interest in the project.

Stikine completed a 2,855 metre diamond drill program at the William’s Gold Project in August of 2003. Once all of the data from Stikine’s work program has been received and interpreted, management will evaluate how to best advance the project.

Rimfire and its partners are planning in excess of $4.0 million in exploration expenditures for the 2004 field season, with field programs commencing in early June. Diamond drilling is slated for five projects, including the Thorn, ER, RDN, Eagle and Tide projects in British Columbia and Alaska.

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in British Columbia and Alaska. Partners include AngloGold (U.S.A.), Newmont Mining Corporation, Northgate Exploration Limited, Cangold Limited, Serengeti Resources Inc. and Western Pacific Gold Inc.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

If you have an E-mail address and would prefer to receive Rimfire’s news through this format, please E-mail us at info@rimfire.bc.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

April 30, 2004

Item 3

Press Release:

Date of Issue

Place of Issue

April 30, 2004

Vancouver, British Columbia

Market News Publishing Inc., Canada Stockwatch,

The Northern Miner

(*Delivery to news services does not guarantee publication or broadcast.)

Item 4

Summary of Material Change:

Rimfire Minerals Corporation announces that the Company has received notice, dated April 30, 2004, that Stikine Gold Corporation ("Stikine") will not be continuing exploration at the William’s Gold Project, and has withdrawn from its option to earn a 70% interest in the project.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation announces that the Company has received notice, dated April 30, 2004, that Stikine Gold Corporation ("Stikine") will not be continuing exploration at the William’s Gold Project, and has withdrawn from its option to earn a 70% interest in the project.

Stikine completed a 2,855 metre diamond drill program at the William’s Gold Project in August of 2003. Once all of the data from Stikine’s work program has been received and interpreted, management will evaluate how to best advance the project.

Item 6

Reliance on Section 85(2) of the Act:

Not applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Henry J. Awmack, Director 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 3rd day of May, 2004.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Form53-901F

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

May 3, 2004